

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3561

September 9, 2008

Mr. David M. Daniels
Chief Executive Officer
National Health Partners, Inc.
120 Gibraltar Road, Suite 107
Horsham, PA 19044

> **Re:** **National Health Partners, Inc.**
> **Form 10-KSB for Fiscal Year Ended December 31, 2007**
> **Filed March 31, 2008**
> **File No. 000-51731**

Dear Mr. Daniels:

     We have completed our review of your Form 10-KSB and related filings and have no further comments at this time.

     Sincerely,

     Tia Jenkins
     Senior Assistant Chief Accountant
     Office of Beverages, Apparel and
     Healthcare Services